LAW OFFICES
of
DAN BRECHER

99 Park Avenue, 16th Floor
New York, New York 10016
(212) 286-0747
Fax:  (212) 808-4155

May 7, 2010

VIA EDGAR
Attn.:  Errol Sanderson
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4613
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Media Sciences International, Inc.
Pre-effective Amendment 2 to Registration Statement on Form S-3, initially filed on April 12, 2010
File No. 333-166007

Dear Mr. Sanderson:

On behalf of Media Sciences International, Inc. (the "Company"), we hereby file Amendment No. 2 to the Company's registration statement on Form S-3 ("Form S-3/A").

The purpose of this submission is to correct the "Form Type" of the previously filed Amendment No. 1 on Form S-3/A, filed on April 20, 2010, which bears the incorrect notation of a Form S-1/A filing on the Edgar system.  In submitting this Amendment No. 2, the Company has updated the registration statement in the following respects:

1.	On the registration statement cover page, the date of filing and the amendment number has been revised.
2.	On page 1 of the prospectus, the "Subject to Completion" line has been updated to reflect the current date.
3.	On page 1 of the prospectus, the third paragraph has been updated to reflect the most recent closing price of the Company common stock market price.
4.	On page 16 of the prospectus, the second sentence of the second risk factor appearing on that page has been updated to reflect the high and low range of the common stock market price.
5.	On page 18 of the prospectus, under the heading "Selling Stockholders, the dates have been updated in two places.

LAW OFFICES OF DAN BRECHER
  Division of Corporation Finance
  May 7, 2010

6.	On page 21, under the heading "Incorporation of Certain Information By Reference", a correction was made with respect to the spelling of "November".
7.	On page 21, under the heading "Incorporation of Certain Information By Reference", updates have been made to list two additional Form 8-Ks filed in April 2010.
8.	The signature page to the registration statement has been updated for the signatories and the date of the submission.
9.
Filed as Exhibit 5.1 and Exhibit 23.1 are the opinion and the consents to the registration statement, which have been updated to reflect that they relate to Amendment No. 2 and to reflect a current date.

                Also included with this submission is the Company's request for acceleration, which has been filed as a correspondence.  A copy of the request is also being faxed to your attention.

If you require additional documents or information, or have any questions, please let us know.

Very truly yours,

/s/ Dan Brecher
Dan Brecher